

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Gavin B. Brandon
Chief Financial Officer
Orion Office REIT Inc.
2398 E. Camelback Road, Suite 1060
Phoenix, AZ 85016

> **Re: Orion Office REIT Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed February 27, 2024**
> **File No. 001-40873**

Dear Gavin B. Brandon:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023

Part I
Item 1. Business, page 4

1. We note your risk disclosure on page 11 that some of your leases have early termination provisions. Please tell us, and in future filings, please clarify, the percentage of your occupied properties that have tenants with early termination provisions and discuss the impact to you from tenants exercising such provisions, including the number of tenants that have exercised that provision over the past two years and the amount of impacted square footage.

Item 1A. Risk Factors
We could experience difficulties or delays renewing leases . . . , page 8

2. In future Exchange Act periodic reports, please update this risk factor to highlight, including in the risk factor title, that 27.9% of your total portfolio with respect to Annualized Base Rent is set to expire in 2024, as indicated by the table on page 28.

<u>We have existing debt and refinancing risks. . ., page 12</u>

3.   We note that your Revolving Facility is scheduled to mature in November 2024, and your statement on page 12 and elsewhere that you do not expect to have generated sufficient cash from operations to repay the principal outstanding under the Revolving Facility, which was $116.0 million as of December 31, 2023, on its scheduled maturity date. We also note your statement that you are in preliminary discussions to potentially amend the facility in a manner that would result in an extension of the facility and a reduction in the amount of required unencumbered asset value. In future Exchange Act periodic reports, please update this risk factor to expand your disclosure to discuss the current covenant requirement, and your unencumbered asset value as of a recent date.

<u>Item 2. Properties, page 25</u>

4.   We note your disclosure on page 4 that your portfolio is comprised of traditional office buildings, as well as governmental office, medical office, office/laboratory, office/research and office/flex properties. Please tell us, and in future filings, please revise, to add disclosure showing a percentage breakdown of your portfolio by office property types.

5.   We note your statement on page 11 that you compete with a number of other owners and operators of office properties, and that you may lose tenants if your properties are not as attractive to existing or new tenants as properties owned by your competitors "due to age of buildings, physical condition, lack of amenities or other similar factors." For each property portfolio, please tell us, and in future filings, please disclose, the class of the office buildings in that portfolio. Please tell us, and in future filings, please clarify, if the class of building is impacting your ability to renew leases, or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space.

<u>Leasing Activity and Capital Expenditures, page 35</u>

6.   We note your statement that as of December 31, 2023, you had outstanding commitments of $42.3 million for tenant improvement allowances and $0.3 million for leasing commissions. In future Exchange Act periodic reports, please expand your disclosures to discuss these amounts on a per square foot basis or square footage should be shown so the amounts can be calculated, and also disclose any tenant concession amounts. Please also expand your discussion of leasing results for the prior period, including the amount of leases that were new leases compared to renewal leases, and the amount of leases that were not renewed. Further, please quantitatively discuss the relationship between expiring rents and current market rents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Future Lease Expirations, page 36

7.   We note your cross reference to the Lease Expirations table under Item 2, which indicates that 15 leases are expiring in 2024 and that such leases represent 21.5% of your leased square feet and 27.9% of your annualized based rent. We refer you to statements in your earnings call transcript for the fourth quarter of 2023, which indicates that you expect that several of your largest tenants with leases rolling in 2024 will not renew, causing revenues and earnings to decline materially and carrying costs to rise until you can get these properties released and that you note that leases and the associated declines in revenues over the past couple of years have had an outsized material effect on your results, and that impact will accelerate in 2024. In light of the foregoing, please tell us what consideration you gave to disclosing known trends or uncertainties that are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the 2024 expiring leases within your Management's Discussion and Analysis of Financial Condition and Results of Operations. Reference is made to Item 303 of Regulation S-K.

Results of Operations, page 37

8.   We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor. For example purposes only, you state that your decrease in rental revenue was primarily due to the decrease in your overall occupied square footage due to scheduled vacancies and property dispositions. When there are multiple factors (e.g., vacancies, dispositions) impacting your operating results, please revise your disclosures to separately quantify the impact from each factor.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Paul Hughes